SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of	April	2026
Commission File Number	001-39298

Sprott Inc.
(Translation of registrant’s name into English)

Suite 2600, 200 Bay Street Royal Bank Plaza, South Tower Toronto, Ontario, Canada M5J 2J1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☐ Form 40-F    ☒

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Management Information Circular dated March 17, 2026

99.2	Notice of Annual Meeting of Shareholders

99.3	Notice Regarding Election to use Notice-and-Access

99.4	Form of Proxy

Exhibit 99.1 of this Report on Form 6-K is incorporated by reference into the Registration Statement on Form S-8 of the Registrant, which was originally filed with the Securities and Exchange Commission on August 7, 2020 (File No. 333-242456).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sprott Inc.
(Registrant)

Date:	April 2, 2026	By:	/s/ Kevin Hibbert
			Name:	Kevin Hibbert
			Title:	Co-Chief Operating Officer and Chief Financial Officer